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                              August 23, 2021

       Michael Schwartz
       Chief Executive Officer
       Strategic Storage Trust VI, Inc.
       10 Terrace Road
       Ladera Ranch, California 92694

                                                        Re: Strategic Storage
Trust VI, Inc.
                                                            Amendment No. 1 to
Form S-11
                                                            Filed August 4,
2021
                                                            File No. 333-256598

       Dear Mr. Schwartz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2021 letter.

       Amendment 1 to Form S-11 filed August 4, 2021

       Questions and Answers about this Offering
       Other Considerations, page 7

   1. We note your response to comment 3 of our letter. Please revise your disclosure in this section to clarify the
extent to which the registered investment advisers you reference will receive the same
compensation. Also clarify, if true, that, with respect to sales at a reduced price, you are
referring to volume discounts.
       Potential Acquisitions, page 64

   2. We have considered your response to our prior comment 6. We note your disclosure that you may forfeit up to
$350,000 in earnest money deposits if you fail to complete the
 Michael Schwartz
Strategic Storage Trust VI, Inc.
August 23, 2021
Page 2
       acquisition of the Surprise Property. Please tell us how you considered that fact in concluding that the acquisition of the property is not probable.
Prior Performance Summary, page 126

3. We note your response to comment 8 of our letter and reissue in part. We note your disclosure in your prior performance tables that certain programs appear to have funded all of the distributions from offering proceeds. Please revise your disclosure in this section to briefly describe the time periods and facts involving distributions funded principally from non-operating sources, including the conditions that resulted in such distributions being funded from offering proceeds.
Distribution Declaration History, page 176

4. Please revise your disclosure to clarify the sources used to fund distributions in the second quarter.
Financial Statements, page F-1

5. We note your audited financial statements were prepared as of February 28, 2021. We further note that your unaudited interim financial statements were prepared for the period from March 10, 2021 through May 31, 2021. As such, it appears there is a break in your financial reporting from February 28, 2021 through March 10, 2021. Please explain to us how you determined such a break in your financial reporting would be appropriate or revise your financial statements accordingly.
       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Schwartz
                                                             Division of
Corporation Finance
Comapany NameStrategic Storage Trust VI, Inc.
                                                             Office of Real
Estate & Construction
August 23, 2021 Page 2
cc:       Michael K. Rafter
FirstName LastName